Exhibit (m)(3)

NATIXIS VAUGHAN NELSON SELECT ETF

Distribution and Service Plan

This Plan (the “Plan”) constitutes the Distribution and Service Plan relating to the Natixis Vaughan Nelson Select ETF (the “Series”), a series of Natixis ETF Trust II, a Massachusetts business trust (the “Trust”).

Section 1. The Trust, on behalf of the Series, will pay to ALPS Distributors, Inc., a Colorado Corporation, which acts as the Principal Distributor of the Series’ shares, or any such other entity as shall from time to time act as the Principal Distributor of the Series’ shares (the “Distributor”), a 12b-1 fee (the “Fee”) at an annual rate not to exceed 0.25% of the Series’ average daily net assets attributable to the shares. The Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust (as defined in Section 7 below). The Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine. In consideration of the services rendered in connection with the sale of such shares or for services provided to investors, the Distributor may pay all or any portion of the Fee to securities dealers or other organizations (including, but not limited to, any affiliate of the Distributor) (i) as commissions, asset-based sales charges or other compensation with respect to the sale of shares of the Series, and may retain all or any portion of the Fee as compensation for the Distributor’s services as principal underwriter of the shares of the Series, or (ii) pursuant to agreements with such organizations for providing personal services to investors in shares of the Series and/or the maintenance of shareholder accounts, and may retain all or any portion of the Fee as compensation for providing personal services to investors in shares of the Series and/or the maintenance of shareholder accounts. All payments under Section 1(i) are intended to qualify as “asset-based sales charges” as defined in Rule 2830 of the Financial Industry Regulatory Authority (or any successor provision thereto) Conduct Rules as in effect from time to time (the “FINRA Rule”). All payments under Section 1(ii) are intended to qualify as “service fees” as defined in the FINRA Rule.

The obligation of the Series to pay the Fee shall terminate upon the termination of this Plan or the relevant distribution agreement between the Distributor and the Trust relating to the Series, in accordance with the terms hereof or thereof, but until any such termination shall not be subject to any dispute, offset, counterclaim or defense whatsoever (it being understood that nothing in this sentence shall be deemed a waiver by the Trust or the Series of its right separately to pursue any claims it may have against the Distributor and enforce such claims against any assets of the Distributor (other than its right to be paid the Fee)).

Section 2. This Plan shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually by votes of the majority (or whatever other percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940, as amended (the “Act”) or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan.

Exhibit (m)(3)

Section 3. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 4. This Plan may be terminated at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding shares of the Series.

Section 5. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

A.

That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding shares of the Series, on not more than 60 days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its assignment.

Section 6. This Plan may not be amended to increase materially the amount of expenses permitted pursuant to Sections 1 and 2 hereof without approval by a vote of at least a majority of the outstanding shares of the Series, and all material amendments of this Plan shall be approved in the manner provided for continuation of this Plan in Section 2.

Section 7. As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the Act and the rules and regulations thereunder, and the term “majority of the outstanding shares of the Series” shall mean the lesser of the 67% or the 50% voting requirements specified in clauses (A) and (B), respectively, of the third sentence of Section 2(a)(42) of the Act, all subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 8. While this Plan is in effect, the Distributor shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

Section 9. The Trust shall preserve copies of this Plan, each agreement related hereto and each report referred to in paragraph 8 hereof for a period of at least six years from the date of the Plan, agreement and report, the first two years in an easily accessible place.